EXHIBIT B

to the Custody Agreement

Separate Series of Two Roads Shared Trust

Name of Series

Holbrook Income Fund

Holbrook Structured Income Fund

Holbrook Total Return Fund

Hunter Small Cap Value Fund

Recurrent MLP & Infrastructure Fund

Redwood Managed Volatility Fund

Redwood Managed Municipal Income Fund

Redwood AlphaFactor Tactical International Fund

Redwood Systematic Macro Trend (“SMarT”) Fund

As amended March 19, 2025

1